Exhibit 99.1

News Release

Grab-led digibank consortium selected to receive Malaysia digital banking licence

• Malaysia digital bank will accelerate access to financial services for 1 in 2 underserved or unbanked Malaysians

• Pei Si Lai, financial industry veteran, appointed to lead Malaysia digital bank

Malaysia, 29 April 2022 – Grab Holdings Limited (NASDAQ: GRAB) and Singtel announced today that GXS Bank Pte. Ltd., their digital bank joint venture, and a consortium of Malaysian investors including Kuok Brothers Sdn. Bhd (the “Malaysia digital bank consortium”) have been selected to receive a full digital banking licence in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions. Subject to regulatory approvals, the digital bank joint venture will hold a 55.45% stake in the proposed Malaysia digital bank, which will be led by Ms Pei Si Lai, a financial services industry veteran with over 25 years of experience. Ms Lai has been appointed its CEO designate and will form a dedicated team that aims to redefine banking for the estimated one in two Malaysians who are underserved or unbanked.

The digital bank to be established by the Malaysia digital bank consortium is expected to enable local micro-SMEs and other financially underserved segments such as gig economy workers to access a suite of financial services that will serve them through their lifecycle. In particular, small and medium-sized enterprises (SMEs) are expected to be key beneficiaries of digital banking. They form the backbone of the Malaysian economy – representing over 97% of overall business establishments, contributing approximately 38% of national GDP, and employing nearly half of the working population.

To build the Malaysia digital bank that will seek to offer seamless and secure financial services customised to meet consumer needs, Ms. Lai will assemble a team with diverse backgrounds in finance and technology. Over 200 roles are targeted to be filled by launch, including in the areas of product and design, data, technology, risk, and compliance.

Mr Reuben Lai, Senior Managing Director, Grab Financial Group (Digibank) and board member of the regional digibank joint venture, said, “The Malaysia digital bank consortium is honoured to be given the opportunity to build a next-generation digital bank and drive access to financial services for underbanked Malaysians. We are thankful to Bank Negara Malaysia for their trust in us. We will leverage the consortium’s combined strengths, including our technology expertise, data from highly-engaged consumers using everyday services, experience providing financial services across Southeast Asia, and deep understanding of the Malaysian market, to redefine the banking experience for underbanked Malaysians and improve their economic outcomes - small businesses will have access to growth capital, and individuals the opportunity to dream bigger.”

Mr Arthur Lang, Singtel’s Group Chief Financial Officer and board member of the regional digibank joint venture said, “We are glad to have this opportunity to support Malaysia’s vision of greater financial inclusion for its people. Our consortium partners and ourselves are excited to build a platform that will provide innovative digital banking services for the underbanked as well as the SMEs that are the backbone of the Malaysian economy. This aligns closely with our goal of harnessing technology to empower people across the region, bringing greater options and positive change as we build something special across the region. We aim to spur fintech innovation that will transform the banking experience, making financial services more accessible, relevant and affordable.”

As CEO designate of the Malaysian digital bank, Ms Lai brings extensive experience and deep customer centricity honed over 25 years in retail banking, wealth management, corporate finance, product and business management, as well as governance, in both local and international markets. Prior to her current role, she was Managing Director and Country Head, Consumer, Private and Business Banking for Standard Chartered in Malaysia.

Ms Lai said, “The opportunity to build the Malaysian digital bank from the ground up and be at the forefront of the fast-evolving Malaysian FinTech landscape is incredibly exciting. Aside from leveraging agile banking technology that will enable us to offer tailored and unique banking experiences for our consumers, my team and I will also tap on the strong support from our shareholders and strategic partners, as well as guidance from Bank Negara Malaysia and the Ministry of Finance, to deliver on our mission to serve and empower underbanked Malaysian communities such as gig workers and small businesses. We will also actively partner with leading industry players to advance the Malaysian financial landscape.”

Moving forward, the Malaysia digital bank consortium will work closely with Bank Negara Malaysia to meet all of its requirements in order to be awarded the Malaysia digital bank licence.

The digital bank joint venture between Grab and Singtel was formed in 2020 and selected to be awarded a full digital banking licence in Singapore.

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Cautionary Statement regarding Forward-Looking Statements

This announcement may contain “forward-looking statements” within the meaning of the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this announcement, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

About Grab:

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a double bottom line: to simultaneously deliver financial performance for its shareholders and a positive social impact in Southeast Asia.

About Singtel:

Singtel is Asia’s leading communications technology group, providing a portfolio of services from next-generation communication, technology services to infotainment to both consumers and businesses. For consumers, Singtel delivers a complete and integrated suite of services, including mobile, broadband and TV. For businesses, Singtel offers a complementary array of workforce mobility solutions, data hosting, cloud, network infrastructure, analytics and cybersecurity capabilities. The Group has presence in Asia, Australia and Africa and reaches over 750 million mobile customers in 21 countries. Its infrastructure and technology services for businesses span 21 countries, with more than 428 direct points of presence in 362 cities.

For more information, visit www.singtel.com.

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Media contacts:

Grab Tess Chia +65 8186 8703 tess.chia@grab.com	Singtel Marian Boon +65 8876 1753 marian@singtel.com